

September 8, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 333-191476 / 811-22894
        Form Type: 8-A12B
        Filing Date: September 8, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Long APLD Daily ETF, Tradr 2X Long NVTS Daily ETF, Tradr 2X Long JOBY Daily ETF, Tradr 2X Long VOYG Daily ETF, Tradr 2X Long PONY Daily ETF and Tradr 2X Long NBIS Daily ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications